Stockholder Meeting Results:
The Funds held their annual meeting of shareholders on December 18, 2007. Common/Preferred shareholders voted as indicated below:

Floating Rate Income:
							      Withhold
                                         Affirmative          Authority
Re-election of Robert E. Connor*
Class I to serve until 2010		      7,845          	    81
Re-election of Hans W. Kertess
Class I to serve until 2010		 15,679,192	       276,524
Re-election of William B. Ogden, IV
Class I to serve until 2010		 15,687,365	       268,351
Election of John C. Maney
Class III to serve until 2009		 15,615,473	       340,243
______________________________________________________
Messrs. Paul Belica, John J. Dalessandro II*, and R. Peter Sullivan III continue to serve as Trustees. Mr. John J. Dalessandro II served as a Class II Trustee of the Fund until his death on September 14, 2008.

*Preferred Shares Trustee